Graphic Packaging Int'l (GPK)
Q1 2003 Financial Release Conference Call
Tuesday, April 29, 2003 2:00 pm


THE OPERATOR

At this time I would like to welcome everyone to the first-quarter 2003 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question-and-answer period. (CALLER INSTRUCTIONS) Thank-you. Mr. Leon, you may begin your conference.

MR. LUIS LEON

Thank-you, and good afternoon. I'm Luis Leon, Chief Financial Officer of Graphic Packaging Company, and I would like to welcome everyone to our first-quarter earnings conference call. With me today is Jeff Coors, President and Chief Executive Officer. Before we begin, I would like to take a moment and go through some legal cautions.

First, this call is being recorded and will be accessible for replay by both telephone and Internet webcast. However, we will not be updating for any subsequent events. Please go to our web site to access webcast replay and for any subsequent public disclosures. Second, during this conference call, we might make forward looking statements, and those statements involve risks and uncertainties that could cause actual results to differ. Please read the cautionary statements in our news releases and our filings with the Securities and Exchange Commission. With that said, Jeff will provide an overview and I will follow with some comments and more specific financial information. Then we will conclude with a question-and-answer session. Jeff.

MR. JEFFREY COORS

Thank you Luis, and welcome everybody to our call. The first-quarter of '03 has certainly been an active one for us. First, we settled a six-month labor dispute involving employees at our Kalmazoo paperboard mill and carton plant, both facilities are now running very well. We produced and sold more CRB board in the first quarter of this year than we did in the first quarter of last year. We also signed a four-year supply agreement with Coors Brewing, providing the company with continued reliable source of revenues through 2006.

With this, we have no long-term contracts that expire until the end of 2004. We purchased the assets of J.D. Cahill Company which have added 2 excellent paperboard, coating and laminating facilities to the Graphic Packaging system, and provided the company with synergy opportunities and capacity that allow the company to avoid approximately $9 million of capital investment. This will enhance our growth capabilities in the value added laminated structures piece of our business. The Company received the spirit of excellence award from Hormel Foods. In addition, our Richmond, Virginia carton plant received the gold level crown of excellence from Philip Morris for perfect quality and excellent cost and service. We also received the outstanding supplier of the year award from Lorillard, and these are just a few of the kinds of recognition our company receives on a regular basis. Of course, the biggest news of the quarter was our intention to merge with the Atlanta-based Riverwood Holding to become a premier global packaging company with annual revenues of about $2.3 billion, and leading positions in beverage and consumer product paperboard packaging. This merger will improve our financial strength and broaden our growth opportunities.

The financial results for the quarter continued to reflect the state of the economy in the United States. While our net new business was positive, weakness at a few of our major customers in their traditional product lines offset these gains. Despite some short-term disappointments, we believe that the long-term fundamentals and strategies of this company are strong and we continue to offer investors an opportunity that is unique in our sector.

Graphic  Packaging   has   a   track  record  of  successful
integration of large acquisitions, and a history of managing assets to significantly reduce debt. A total $522 million of debt reduction since the end of 1999.

At this time, I would like to turn the call back to Luis to discuss specific results for the quarter.

MR. LUIS LEON

Thank you Jeff. As Jeff alluded, our company's results for the first quarter were somewhat soft. Net sales for the quarter of $260.9 million were relatively flat, up less than 1% from the previous quarter. Sales to the food segments, as a whole, exhibited quarter-on-quarter growth but were offset by lower sales to our other product segments.

Gross margin decreased to 11 percent, from 11.9 percent during the previous quarter and 13 percent during the first-quarter of 2002. Fiber prices were $1.8 million higher than for the quarter compared to the same period one year ago, but were slightly lower compared to the fourth-quarter. Energy prices negatively affected the earnings to a small degree but to a lesser extent than many of our competitors who operate multiple paper mills. Much of the variance was due to changes of product mix in the converting plants, and the temporary increase in waste and inefficiencies associated with introducing new business.

SG&A expenses improved by $1 million from the fourth-quarter of 2002, but were $1.8 million higher than the first quarter of 2002. The increase is primarily due to depreciation associated with our IT systems that were placed in service during 2002, as well as benefit plan expense. In addition, the company incurred $2.7 million in acquisition related costs, primarily associated with our planned merger with Riverwood.

Interest expense continued to decline for the quarter and year-on-year. The improvement is attributed to lower debt levels and favorable interest rates, as well as the absence of the unfavorable interest rate swap agreements that were in place during most of 2002.

Turning now to the balance sheet, we are pleased with the management of our accounts receivable that were 89.3% current at the end of the quarter. Inventories increased, we believe temporarily, due to promotional work that requires the company to complete the entire order before it is shipped, and safety stock for new business items. And we continued our diligence on managing our payables. Overall, working capital increased by $3.5 million.

Net debt, which we define as total debt less cash and cash equivalents, increased $32.7 million during the quarter, from $449.7 million to $482.4 million. However, the increase was expected and was actually less than we had planned. Uses of cash included the purchase of the assets of J.D. Cahill, semi-annual interest paid on our bonds, and the temporary increase in inventories. In addition, to properly compare the first quarters of 2003 and 2002, one might take into consideration that our notes were not in place during the first quarter of 2002. Therefore, the cash interest paid during that quarter was for that quarter, only. The cash interest paid for the notes during the first quarter of 2003 is for six months.

Capital expenditures for the quarter were $4.5 million. As we have disclosed previously, we expect capital spending to be approximately $45 million for the year that is significantly less than our annual depreciation expense of approximately $63 million.

The last few quarters have been a challenge for many companies including Graphic Packaging. We were encouraged that the second half of the quarter was stronger than the first, but we would stop short of saying that we see significant improvements coming in the near future. I will reiterate what Jeff said earlier; that the underlying strengths and strategies of the company are sound and we expect to see improvement as the economy improves and the demand from our customers strengthens.

This ends our prepared comments. We will now turn the call over to our operator so that we may take questions from the audience.

THE OPERATOR

(CALLER INSTRUCTIONS)

Joe Stivaletti (phonetic), Goldman Sachs.

THE CALLER

I was wondering if you could talk -- you know, in this environment where things are rather weak, what is going on in terms of product pricing in your area?

MR. JEFFREY COORS

We do not normally share individual prices, that would not be competitively wise, but let me just reiterate what we've said I think time and time again, that's there is -- we are in a deflationary pricing environment within our industry, and that continues, the expectations of our customers is for continual reduction in prices over time and they're able to see that in the marketplace. I don't think the pressures we're under are any different from the pressures our competitors are under, it's just it's something that we have to offset with productivity improvements to the degree we can and we've typically been pretty good at that.

THE CALLER

You talked about the second half the quarter seeming to improve versus the earlier part of the year. I was wondering what you're seeing as we're here the first month -
- almost the first month -- through the second quarter, what you're outlook is for the short term. Are things continuing to feel a little bit better or?

MR. JEFFREY COORS

We're optimistic. I would say it's way too early to predict the quarter. We see amazing month-to-month shifts in volume. I've seen it where within two weeks before the end of a quarter we're thinking we had a really good quarter, and then see the bottom drop out the last 2 weeks. So we have to be very careful in predicting what the quarter is going to look like.

THE CALLER

Thank-you.

THE OPERATOR

Bruce Klein (phonetic), CSFB

THE CALLER

I think you mentioned in food, you're seeing obviously growth. Maybe you could just touch on any other pockets -- I guess the other pockets you're seeing some weakness. And maybe not so much the price of your product, but maybe you could help us with the relationship between -- there's been some initiatives to get board prices up on the recycled sides of SBS, and how that's kind of impacting you and flowing through to the converting side.

MR. JEFFREY COORS

We have seen some price movement because of board increases, but I would say it's not significant, not huge, not to the point where it's improving our margins any, that's for sure.

THE CALLER

Is it hurting your margins though?

MR. JEFFREY COORS

What that we're not able to pass through the costs.

THE CALLER

Yes, I'm just trying to understand with the board price moving up what's that done to your margins?

MR. JEFFREY COORS

It's too early to tell. Again, all o f our contracts are different, and when we are able to pass through prices, it's dependent upon the contract with each customer. There is some lag in that, built into each contract, and that helps us a little bit on the downside, and hurts us a little bit when prices begin to move upward. So we're working through that, but I really can't comment as to what the average is.

MR. LUIS LEON

As you know Bruce, we're always able to pass those increases along. It's just an issue of timing. And we have been able to pass quite a few of those along and what we normally try to do is essentially time it in such a way where we don't really get the price increase from our suppliers until we have the ability to pass it on.

THE CALLER

And the other question, just on volumes in the other segments, absent Food --

MR. JEFFREY COORS

The volumes absent Food? Since that's about 80 percent of our market there isn't a whole lot to say there. I would say that tobacco was soft, and beverage was soft in the first quarter.

THE CALLER

And lastly, just help us with the timing with regard to the Riverwood merger?

MR. JEFFREY COORS

What we have filed our Hart-Scott-Rodino and should hear back from them in a couple of weeks. If we're clear there, that's a big hurdle that's overcome, if not, that could delay the process significantly, depending upon what they want from us. We should file the S-4 this week. The timing on that is I think they get 30 days to review that and give us comments. If the adjustments to the S-4 are not significant, we could be out say mid-June time frame, with the proxy, and vote early July.

THE OPERATOR

Christopher Miller (phonetic) , J.P. Morgan.

THE CALLER

You are seeing some deflationary pressure on pricing. Could you put a percentage quantification to that that you're seeing, you know 1 to 2 percent, is that about the extent of it, do you think?

MR. JEFFREY COORS

I think you can probably get a good idea when you look at margin compressions and things. It's a little hard for us. We really don't want to get into what pricing is doing because, again, our long-term strategy is to find ways to offset that through productivity improvements and efficiencies. I would say that in the first quarter, we had some productivity problems associated with one of our facilities that was in a startup of a new piece of business. It was a tougher piece of business to run than we had anticipated, and that hurt significantly. We factor that out, but I don't really want to talk about pricing.

MR. LUIS LEON

Pricing is impacted, really, by a combination of so many things because you have true pricing which is the contracts that were negotiated last year, and you're getting the carryover of a full-year effect or full quarter effect this year. And then you also have the issue of mix, and certainly there has been some mix differentials compared to last year. So that's why it's difficult to answer your question.

THE CALLER

I mean, from an operating income margin, I think on your last call you talked that your target is 10 percent, but that would be kind of tough to achieve in the next couple of years. Is there anything that would change that view that that's really what you're trying to get to?

MR. JEFFREY COORS

I think that's what we're trying to get to. I think that's a tough target in the near-term, knowing the dynamics of the industry. I would say that there's a good sign in the industry. It appears that recycled board mills are running at a higher percent utilization than in the past. That typically is a good precursor to some strength in the industry for the recycled portion of our business. It also appears the CUK market is firming up a little bit and yet SBS, I don't know where that one is. We don't play too seriously in SBS. But there are some signs that come from the board standpoint that the industry is getting better, that people are still willing to sell converting at fairly low levels at this point.

THE CALLER

And then just one last question. In terms of the microwave segment, what you kind of saw in that market in this first quarter and how you see that in terms of growth developing throughout the rest of the year?

MR. JEFFREY COORS

Our  microwave increased in the quarter and continues to  do
well.   It  is  a  small  base, so  we're  happy  with  that
development. And on a percent increase basis, it's in the double digits.

THE CALLER

You think that can continue through the year, into next year?

MR. JEFFREY COORS

That's certainly an objective.

THE CALLER

OK, great.

MR. JEFFREY COORS

I would say that frozen foods, convenience foods, handhelds, are doing well in the marketplace. And in terms of the segments where folding cartons end up that's one of the better segments to be in right now.

THE CALLER

That's very helpful. Thanks so much.

THE OPERATOR

S.T. Tallapragada (phoneic) of Cathay Financial.

THE CALLER

You mentioned that you've already put in the HSR filing and I was just wondering if you can tell me what the status is of the foreign filings? I think there is one in Brazil and one in Germany that are required.

MR. JEFFREY COORS

They've been filed, we haven't heard back yet.

THE CALLER

Have  integration  teams been assembled  for  the  Riverwood
merger or is that, sort of, still in progress?   And can you
comment on where you are in the due diligence process?

MR. JEFFREY COORS

Well, the due diligence is over. And integration teams are beginning to be formed. There's a lot of discussion back and forth among people, their counterparts, as to how we go forward. I would say that between now and closing, we will make a great deal of progress so that we hit the ground running at full stride.

THE CALLER

Great, great. And one last question. Did the results you've seen this quarter affect your outlook on the $55 plus million in synergies that you talked about in a merger presentation on March 22nd?

MR. JEFFREY COORS

I don't think that we're ready to comment on that. I think you'll see. I would refer all merger questions really to the S-4. That will be a public document by the end this week, and we're really not here to talk about the merger.

THE CALLER

Got it. OK. Great. Thank you.

THE OPERATOR

George Jonas (phonetic) , David L. Babson & Co. (phonetic).

THE CALLER

I'm just wondering, you had said something about gross margins being down and operating margins being down and attributed to business mix and waste and inefficiencies. Maybe, if you could give me a little bit more detail on that?

MR. LUIS LEON

Yes, I could give you little bit more detail. Our margins were certainly down, especially compared to last year. We had several things that were impacting us. We had some fiber costs, as I mentioned during the presentation, were up about $1.8 million. An area that we were certainly affected, also, was the new product introduction. And that new product introduction cost us a lot in terms of startup costs and even some outsourcing costs. So that was certainly something that affected us quite considerably. There's also some seasonality, and other issues affecting some of our customers, that we saw that we do not see going into the second quarter. But those were really the primary items. In addition, there also some costs that increased the depreciation and also some benefit plan costs that we had in the first quarter that were not there last year. Now, if we look forward, some of these things, with regard to fiber costs, we don't know how those are going to affect us in the next quarter. We have seen a slight uptake in fiber costs. And with regard to some of the other inefficiencies, we're certainly working towards those to try and eliminate them as we move, in terms of getting these new product introductions done successfully. Some of the new product introductions that we're doing are things that are really, that really have not been done before. It's an introduction of a new in line coating process and it is something that nobody has done before. So we are going through some bumps to try to get through that. But that is really what has impacted our margin during the quarter.

THE CALLER

As far as your new product intros, then, is there trouble having the customer buy into your new coating process and that type of stuff?

MR. JEFFREY COORS

No, it's not. The sales are there, in general, for that product. We're running slower speeds and generating more scrap than we had planned. And so that hurts you.

THE OPERATOR

(CALLER INSTRUCTIONS) At this time, sir, there are no further questions.

MR. JEFFREY COORS

Well, I thank you all for participating in this call. This may well be the last quarterly call for Graphic Packaging as it has been constituted, and we appreciate your support for us during this part of our phase of life. We are very enthusiastic about the merger with Riverwood. And the next time we participate with you all will probably be as a merged company. So we look forward to that and we think we will be very successful with that and look forward the next time that we're together. Thank you very much.

THE OPERATOR

Thank  you.   This  concludes  today's  first-quarter   2003
earnings conference call. You may now disconnect.

(CONFERENCE CALL CONCLUDED).